UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company)

King Acquisition Co.

(Name of Offeror)

a Wholly-owned Subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

an Indirect Wholly-Owned Subsidiary of

QUALCOMM Incorporated

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 587-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,694,332	$5,890.69

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 17,228,613 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc. (“Ikanos”), multiplied by the offer price of $2.75 per Share, (ii) 39,800 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $2.75 per Share, multiplied by $0.86, which is the offer price of $2.75 per Share minus the weighted average exercise price for such options of $1.89 per Share, (iii) 1,116,448 restricted stock units multiplied by the offer price of $2.75 per Share and (iv) 76,795 Shares estimated to be subject to outstanding purchase rights under Ikanos Amended and Restated 2004 Employee Stock Purchase Plan multiplied by the offer price of $2.75 per Share. The calculation of the filing fee is based on information provided by Ikanos as of August 5, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,890.69	Filing Party: QUALCOMM Incorporated,
Qualcomm Atheros, Inc., and King
Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: August 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on August 19, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at $2.75 per Share, net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Amendments to the Offer to Purchase

Section 10. Background of the Offer; Contacts with Ikanos

Section 10 — “Background of the Offer; Contacts with Ikanos — Background of the Transaction” of the Offer to Purchase is amended by adding the following sentence to the end of the eleventh paragraph on page 24:

“The draft provided that the Tender and Support Agreement only terminated upon the termination of the Merger Agreement or the effectiveness of the Merger.”

Section 10 — “Background of the Offer; Contacts with Ikanos — Background of the Transaction” of the Offer to Purchase is amended by replacing the third and fourth paragraphs on page 25 with the following:

“On July 24, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to Cooley, which included comments from representatives of Alcatel and Tallwood. The revised draft provided that the Tender and Support Agreement would terminate in connection with a change in the recommendation of the Ikanos Board and on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date. On the same day, Cooley sent revised drafts of the Merger Agreement and the Tender and Support Agreement to Pillsbury. In the revised draft of the Tender and Support Agreement, Qualcomm rejected the concept of the Tender and Support Agreement terminating on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date. Qualcomm also indicated that although it rejected the concept of the Tender and Support Agreement terminating in connection with a change in recommendation of the Ikanos Board, it was willing to agree to a provision whereby the number of shares tendered pursuant to the Tender and Support Agreement would decrease below a majority of the shares outstanding on a fully diluted basis if the change in recommendation of the Ikanos board was due to specified intervening events as permitted by the terms of the Merger Agreement (not in connection with an alternative acquisition proposal).

Between July 24, 2015 and July, 28 2015, Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement. On July 28, 2015, Pillsbury and Cooley negotiated and exchanged drafts of the Tender and Support Agreement which included revisions by, and input from, representatives of Alcatel and Tallwood. Alcatel, Tallwood and Qualcomm agreed that, in connection with a change in recommendation of the Ikanos board due to specified intervening events as permitted by the Merger Agreement (not in connection with an alternative acquisition proposal), the number of shares tendered pursuant to the Tender and Support Agreement would decrease, on a pro rata basis, to 30% of the shares outstanding on a fully diluted basis plus a proportionate number of additional shares tendered based upon the shares tendered by stockholders not bound by the Tender and Support Agreement. However, the parties did not reach agreement on whether the Tender and Support Agreement would terminate on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date and was otherwise extended by Ikanos, Purchaser and Parent.”

Section 10 — “Background of the Offer; Contacts with Ikanos — Background of the Transaction” of the Offer to Purchase is amended by adding the following to the end of the seventh paragraph on page 25 and deleting the eighth paragraph in its entirety:

“On July 31, 2015, representatives of Alcatel and Cooley continued to negotiate the termination provision of the Tender and Support Agreement. Alcatel proposed that the Tender and Support Agreement terminate 45 days after the End Date.”

Section 10 — “Background of the Offer; Contacts with Ikanos — Background of the Transaction” of the Offer to Purchase is amended by adding the following sentence to the end of the eleventh paragraph on page 25:

“Alcatel again proposed that the Tender and Support Agreement terminate 45 days after the End Date, which Qualcomm agreed to solely with respect to Alcatel, but not Tallwood or the other signatories to the Tender and Support Agreement, which was eventually agreed to by all parties.”

Section 10 — “Background of the Offer; Contacts with Ikanos — Background of the Transaction” of the Offer to Purchase is amended by adding a new paragraph before the last paragraph on page 25:

“On August 4, 2015, Cooley transmitted to Pillsbury the names of Ikanos employees that Qualcomm wanted Ikanos to use commercially reasonable efforts to ensure entered into employment agreements with Parent or one of Parent’s subsidiaries, to be effective as of the Closing Date.”

Section 11. The Transaction Documents

Section 11 — “The Transaction Documents— The Merger Agreement – Summary of the Merger Agreement” of the Offer to Purchase is amended by replacing the fourth paragraph on page 42 with the following:

“Ikanos will use commercially reasonable efforts to ensure that certain employees designated by Parent enter into employment agreements with Parent or one of Parent’s subsidiaries to be effective as of Closing Date. Except for Debajyoti Pal, the Senior Vice President and Chief Technology Officer of Ikanos, such designated employees do not include any of Ikanos’s directors or executive officers. Following the Effective Time, Parent will offer, or cause the applicable subsidiary to offer, such employees who remain employed by the Surviving Corporation after the Closing with reasonably comparable compensation (excluding any equity-based compensation) and benefits in the aggregate as those provided immediately prior to the Closing or those provided to similarly situated employees of Parent or its subsidiaries, as applicable. On August 18, 2015, a representative of Qualcomm indicated to Mr. Pal that Qualcomm intended to offer him a senior position at Qualcomm to be effective as of the Closing Date, which would include a retention component. No other compensation details were communicated. Qualcomm expects to extend formal offers to Mr. Pal and other designated employees prior to the Offer Acceptance Time.”

Section 11 — “The Transaction Documents— Certain Other Agreements— Tender and Support Agreement” of the Offer to Purchase is amended by adding the following as two new sentences to the end of the third paragraph of such section on page 46:

“For example, assuming there are 22,101,494 total Shares outstanding on a fully diluted basis (the number of outstanding Shares on a fully diluted basis as of August 5, 2015), upon a change in recommendation by the Ikanos Board for an Intervening Event, the Supporting Stockholders may reduce their aggregate number of Shares tendered to 6,630,448 Shares, which is 30% of the total Shares outstanding on a fully diluted basis. Each Supporting Stockholder would be required to tender only its pro rata portion of the 6,630,448 Shares, meaning, based on holdings as of August 5, 2015, (i) Tallwood would be required to tender 5,722,152 Shares, (ii) Alcatel would be required to tender 806,784 Shares, (iii) Diosdado P. Banatao would be required to tender 5,963 Shares, (iv) Jason W. Cohenour would be required to tender 2,974 Shares, (v) Danial Faizullabhoy would be required to tender 7,769 Shares, (vi) Frederick M. Lax would be required to tender 6,938 Shares, (vii) George Pavlov would be required to tender 6,176 Shares, (viii) James Smaha would be required to tender 6,176 shares, (ix) Omid Tahernia would be required to tender 16,147 Shares, (x) Dennis Bencala would be required to tender 4,311 Shares, and (xi) Debajyoti Pal would be required to tender 45,059 Shares. Under this scenario, our beneficial ownership of Ikanos as of August 5, 2015, which includes rights to acquire Shares exercisable within 60 days of such date, would be reduced to a total of 7,300,902 Shares, or 42.4% of the total outstanding Shares on such date.”

Section 11 — “The Transaction Documents— Certain Other Agreements— Tender and Support Agreement” of the Offer to Purchase is amended by adding the following text as a new paragraph to the end of such section on page 46:

“As of August 28, 2015, the Supporting Stockholders have tendered all of their outstanding Shares pursuant to the Tender and Support Agreement.”

Section 15. Conditions of the Offer

The last paragraph under Section 15 — “Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) we may waive, in whole or in part at any time and from time to time, in our sole discretion, any such condition or conditions. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, depending on the materiality of the failure to exercise any of the foregoing and the number of days remaining in the Offer, Parent may be required to extend the Offer and recirculate new disclosures to the holders of Shares. All of the above conditions, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the Expiration Time.”

Section 16. Certain Legal Matters; Regulatory Approvals

The first paragraph under Section 16 — “Certain Legal Matters; Regulatory Approvals — Foreign Antitrust Compliance” of the Offer to Purchase is amended by replacing the last sentence of such paragraph with the following:

“We and Ikanos submitted the notification to the TFTC on August 24, 2015.”

Section 16— “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by adding the following text as a new section to the end of such section:

“Legal Proceedings

Following the announcement that Ikanos had entered into the Merger Agreement with Parent and Purchaser on August 6, 2015, on August 25, 2015, a putative class action lawsuit was filed in the Superior Court of California, County of Alameda by a purported Ikanos stockholder against the members of the Ikanos Board, captioned as follows: Byron Weichel v. Diasdado Banatao, et. al., Case No. RG15783287. The complaint generally alleges that the members of the Ikanos Board breached their fiduciary duties to Ikanos’s minority stockholders in connection with the proposed Merger by one or more of the following: (i) agreeing to an unfair and/or inadequate Offer Price; (ii) ignoring various conflicts of interest present on the Ikanos Board; (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers; and (iv) providing Ikanos stockholders inadequate or misleading information in the Schedule 14D-9. The complaint seeks certification of a class, injunctive relief, including enjoining the Merger, and an award of unspecified attorneys’ fees and other costs and fees, in addition to other relief. The complaint also requests that the court rescind and set aside the Merger or provide rescissory damages in the event it is consummated prior to entry of the Court’s final judgment.

The outcome of this litigation cannot be predicted with certainty. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 1, 2015

King Acquisition Co.

By:	/s/ Daniel D. Vrechek
Name: Daniel D. Vrechek
Title: Secretary and Vice President

Qualcomm Atheros, Inc.

By:	/s/ Daniel D. Vrechek
Name: Daniel D. Vrechek
Title: Secretary, Vice President and General Counsel

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Assistant Secretary, Vice President and Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of August 19, 2015

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on August 19, 2015

(a)(5)(i)	Press Release issued by QUALCOMM Incorporated, dated August 6, 2015 (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 6, 2015)

(a)(5)(ii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 7, 2015)

(a)(5)(iii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 17, 2015)

(a)(5)(iv)*	FAQs made available to Ikanos employees

(d)(1)	Agreement and Plan of Merger, dated as of August 5, 2015, among Ikanos, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Ikanos on August 19, 2015)

(d)(2)	Form of Tender and Support Agreement, dated as of August 5, 2015, among Parent, Purchaser and certain stockholders of Ikanos (incorporated by reference to the Current Report on Form 8-K filed by Ikanos on August 6, 2015)

(d)(3)*	Confidentiality Agreement, dated as of February 23, 2015, between QUALCOMM Incorporated and Ikanos

(d)(4)*	Exclusivity Agreement, dated as of June 22, 2015, between Qualcomm Technologies, Inc. and Ikanos

*	Previously filed.